January 31, 2025

Leung Chun Yip
Chief Executive Officer
Everbright Digital Holding Ltd.
Unit 1A, 10/F
C-Bons International Centre
108 Wai Yip Street, Kwun Tong
Hong Kong

       Re: Everbright Digital Holding Ltd.
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted January 10, 2025
           CIK No. 0002024876
Dear Leung Chun Yip:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operation, page 50

1. Please expand your disclosure to provide quantified explanations for the changes in each revenue stream, gross profit and income tax expense over the reporting periods for all periods presented. Refer to Item 5 of Form 20-F.
 January 31, 2025
Page 2
Revenue, page 50

2. You state the increase in revenue derived from 3D and Augmented Reality solutions from June 2023 to June 2024 is "...more than the revenue derived from 3D and
       Augmented Reality solutions for the full year December 31, 2023." Please clarify this statement as the related 2023 revenue appears to be $2.2 million. Liquidity and Capital Resources, page 53

3. Please revise the period that you did not need to invest further hardware and software to reflect that it was in the six months ended June 30, 2024. Related Party Transactions, page 91

4. In the related party transactions table on page 92, you disclose staff secondment fees charged by Wai Fung Investment International Group as a positive amount due
       from    the related party, which appears to be inconsistent with the amounts due to Wai
       Fung Investment International Group disclosed in the related party balances table on page 91. Please revise to reconcile the difference.
Notes to the consolidated financial statements
Note 2. Significant accounting policies
Revenue Recognition, page F-22

5. We read your response to prior comment 2, but we are not able to locate the revised disclosure on page F-9 or F-22. Please further revise your disclosure to include the requirements in ASC 606-10-50-12(b) and 50-8 related to the significant payment terms and payments received in advance of recognition.
6. We read your response to prior comment 3, but we are unable to locate the revised disclosure on page F-9 or F-22, so we re-issue the comment. You state, on page 51, that "[o]n top of the 3D and Augmented reality, some customers would also request other services like design of intellectual property and websites, consultancy and market research; and social media management. Some clients required a total solution using the above services." Please clarify your policy for allocating the transaction price to performance obligations when a contract contains multiple performance obligations. Refer to ASC 606-10-32-28 through 32-35.
General

7. We note your revisions to this Amendment No. 4 to your draft registration statement on Form F-1. However, it appears that numerous revisions made reflect a reversion to language from prior amendments, including your initial submission, that were subsequently revised in response to comments issued in comment letters dated July
       25, 2024, August 28, 2024 and October 4, 2024.

       Please revise your disclosure to revert to disclosure in prior amendments that is reflective of the disclosure responsive to our previously issued comments. Please note specific language reflected in our prior comments with attention to those addressing disclosure related to your status as a Cayman Islands holding company
 January 31, 2025
Page 3


       with operations in Hong Kong by your operating subsidiaries. Examples of disclosure that this comment may apply to include (but are not limited to) the following:
           Cover page disclosure to (i) provide a cross-reference to the subsection of risk factors titled "Risks Related to Doing Business in the Jurisdictions in which We
           Operate" and (ii) make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
           Accurately reflect your auditor as we note that you discuss WWC, P.C. as your
           San Mateo, CA-based auditor within your disclosure. However, the auditor report and consent reflect that your auditor is OneStop Assurance PAC, a Singapore-
           based auditor.
           Disclosure throughout the registration statement to state that you have "relied on the opinion of Khoo & Co." as opposed to "as advised by" or "are advised by"
           etc.
           Cover page disclosure beginning "All of our operations are conducted by our indirect wholly owned Operating Subsidiary in Hong Kong..." Prospectus Summary and Business section disclosure with the sentences
           beginning "We lead the strategic design and conceptualization...", "The supplier will handle the technical execution...", and "We have relied upon the opinion of
           Khoo & Co..."
           Summary of Risk Factor disclosure providing a cross-reference to the relevant individual detailed risk factors and page number where each respective risk factor can be found.
           Risk Factors section, including the risk factor beginning "There remain some uncertainties as to whether we will be required to obtain approvals form the PRC authorities..."
           Enforceability of Civil Liabilities, including the names and locations of your senior executive officers located in China or Hong Kong and associated Risk
           Factor disclosure.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yarona L. Yieh